SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

9th August 2007

FINANCIAL YEAR 2007-08

FIRST QUARTER 2007-08

•	Dynamic passenger activity, driven by long haul

•	Operating income up slightly to 415 million euros in line with our expectations

•	Net income of 415 million euros (+70%)

•	On track to achieve our objectives for the full year

Key data

In € millions (except per share data in €)	First Quarter to 30th June
	2007	2006	Change
Revenues	5,945	5,802	+2.5%
Operating income	415	411	+1.0%
Income from operating activities	537	388	+38.4%
Pre-tax income of fully integrated companies	603	310	+94.5%
Net income, group share	415	244	+70.1%
Net earnings per share	1.49	0.92	+62.0%
Net diluted earnings per share	1.34	0.86	+55.8%

First Quarter to 30th June 2007: 415 million euros in operating income

In line with our expectations, the first quarter was impacted by adverse calendar effects in May. Nevertheless, strong levels of activity in April and June led to an increase in profitability in the passenger business. On the other hand, as anticipated, the cargo activity continued to suffer from weak unit revenues. Total revenues progressed by 2.5% to 5.94 billion euros after a negative currency impact of 2.5% for production measured in EASK (equivalent available seat kilometres) up 3.7%. Unit revenue per EASK was slightly down by 0.9%, but rose by 1.8% excluding currencies. Operating costs rose by 2.6% to 5.53 billion euros, but by just 1.3% excluding fuel. Unit costs per EASK dropped by 0.6% and by 1.0% on a constant currency and fuel price basis.

The main changes in operating costs were as follows:

•	The fuel bill rose 8.3% to 1.09 billion euros reflecting a 2% increase in volume, a rise in fuel price after hedging of 15% and a favourable currency effect of 8%.

•	Employee costs rose by 4.1% to 1.73 billion euros for a stable headcount (+0.8%).

Operating income rose slightly to 415 million euros from 411 million euros at 30th June 2006 (+1%). The adjusted operating margin1 was stable at 7.8% (8.0% at 30th June 2006).

During the first quarter the group recorded a capital gain of 40 million euros on the disposal by Servair, of its holding the UK catering company, Alpha, as well as an additional gain of 82 million euros on Amadeus. As a result, income from operating activities progressed by 38.4% to 537 million euros (388 million euros at 30th June 2006).

[1]	Operating income adjusted for the portion of operating leases in provisions (34%)

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

1/9

Net interest costs continued to fall, from 46 million euros at 30th June 2006 to 31 million euros at 30th June 2007. Other financial income and charges went from a charge of 32 million euros to income of 97 million euros, mainly due to gains on derivative instruments.

As a result the pre-tax income of fully integrated companies amounted to 603 million euros against 310 million euros a year earlier (+94.5%).

After a tax charge of 174 million euros (87 million euros at 30th June 2006) and a negative contribution from associates of 9 million euros, net income, group share stood at 415 million euros versus 244 million euros at 30th June 2006, an increase of 70.1%. Net earnings per share stood at 1.49 euros and net diluted earnings per share 1.34 euros at 30th June 2007 (versus 0.92 euros and 0.86 euros respectively at 30th June 2006).

Information by activity

Passenger activity

During the first quarter of 2007 traffic progressed by 4.0% with a 4.2% rise in capacity, leading to a virtually stable load factor of 81.4% (-0.2 points). The group carried 19.3 million passengers (+1.4%). Long-haul activity remained dynamic with a 3.4% increase in passengers carried and increasing unit revenues despite a highly negative currency impact.

Total passenger revenues rose 3.2% to 4.76 billion euros despite a negative currency impact of 2.6%. Operating income increased by 9.1% to 396 million euros. The adjusted operating margin1 progressed slightly to 9.0% (8.8% at 30th June 2006).

	First Quarter to 30th June
	2007	2006	Change
Total passenger revenues (€ m)	4,762	4,613	+3.2%
Revenues from scheduled passenger business (€ m)	4,519	4,345	+4.0%
Unit revenue per RPK (€ cts)	8.76	8.76	0.0%
Unit revenue per ASK (€ cts)	7.13	7.14	-0.2%
Unit cost per ASK (€ cts)	6.44	6.47	-0.5%
Operating income (€ m)	396	363	+9.1%

On a constant currency basis unit revenue per RPK rose 2.6% and unit revenue per ASK by 2.4%. Unit cost per ASK declined by 0.8% on a constant currency and fuel price basis.

Cargo activity

Cargo saw a 1-point increase in load factor thanks to the improvement recorded in June and confirmed in July, but the pressure on unit revenues remained strong during the quarter. The group carried 371,000 tonnes, up 2.5% year-on-year.

Total revenues of the cargo activity amounted to 689 million euros, down 5.5% after a negative currency impact of 3.5%. The business recorded an operating loss of 17 million euros versus income of 28 million euros a year earlier.

	First Quarter to 30th June
	2007	2006	Change
Total cargo business revenues (€ m)	689	729	-5.5%
Revenues from the transportation of cargo (€ m)	642	674	-4.8%
Unit revenue per RTK (€ cts)	23.16	24.69	-6.2%
Unit revenue per ATK (€ cts)	15.55	16.34	-4.8%
Unit cost per ATK (€ cts)	15.79	15.55	+1.5%
Operating income (€ m)	(17)	28	ns

[1]	Operating income adjusted for the portion of operating leases in provisions (34%)

2/9

On a constant currency basis, unit revenue per tonne kilometre (RRTK) and per available tonne kilometre (RATK) declined by 2.7% and 1.3% respectively. Unit cost per ATK rose by 1.4% on a constant currency and fuel price basis.

Maintenance activity

The maintenance activity improved with third party maintenance revenues up 5.5% to 243 million euros (231 million euros a year earlier) and operating income rising from 3 million euros to 13 million euros.

Other activities

Revenues from other activities stood at 251 million euros up from 229 million euros at 30th June 2006 (+9.6%) of which transavia.com accounted for 177 million euros and catering 57 million euros. Operating income improved to 23 million euros from 17 million euros a year earlier.

Financial position: further reduction in net debt

Operating cash flow amounted to 769 million euros at 30th June 2007 after two one-off payments for a total of 308 million euros: a compensation payment of 110 million euros to the State in respect of the cost of the shares-for-salary exchange scheme of 2005 and an additional payment of 198 million euros to the fund managing the retirement severance payments of Air France employees. The latter payment will lead to a reduction in future contributions. Tangible and intangible investments amounted 720 million euros.

The balance sheet structure continued to improve, with net debt of 3.31 billion euros (3.59 billion euros at 31st March 2007) and shareholders’ equity of 9.0 billion euros (8.41 billion euros at 31st March 2007) of which 0.7 billion euros relating to the valuation of financial instruments. The group’s cash position stood at 4.3 billion euros.

The net debt ratio declined from 0.43 at 31st March 2007 to 0.37 at 30th June 2007.

Outlook: on track to achieve our objectives for the Full Year

Air France-KLM confirms these First Quarter results are in line with its expectations and it is on track to achieve its objectives for the Full Year of a further rise in operating income and a return on capital employed of 7%.

Agenda

Thursday 9th August 2007 :

•	audio-web conference at 3pm (CET) in French and 4pm (CET) in English

•	to connect to the French call dial 33(0)1 70 99 32 12 (password: AKH)

•	to connect to the English call dial 44 (0) 207 162 0125 (UK) or 1 334 323 6203 (US)

•	the presentantion can be viewed at the following web address:

http://airfranceklm.momentys.com (password: AKHQ1)

•	to listen to a recording of the conference in French, dial 33(0)1 70 99 35 29 (code: 757980)

•	to listen to a recording of the conference in English, dial 44 (0) 207 031 4064 (UK) or 1 954 334 0342 (US) (code: 757982)

Monday 15th October 2007:

•	Investor Day at Roissy at 9.30am (CET)

3/9

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

4/9

FLEET AS OF 30 JUNE 2007

AIR FRANCE FLEET

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07
B747 - 400	9	8			7	7	16	15	15	14
B747 - 300/200	4	4					4	4
B777 - 200/300	25	28	4	4	15	15	44	47	44	47
A340 - 300	10	10	3	3	6	6	19	19	19	19
A330 - 200	6	6	1	1	9	9	16	16	16	16

Long-haul fleet	54	56	8	8	37	37	99	101	94	96

B747 - 400	2	3			4	4	6	7	6	7
B747 - 200	6	5			1	1	7	6	7	5

Cargo	8	8			5	5	13	13	13	12

A321	11	11			3	4	14	15	14	15
A320	52	52			16	16	68	68	68	68
A319	19	19	4	4	22	23	45	46	45	46
A318	18	18					18	18	18	18
B737 - 500	2	2			2		4	2	4

Medium-haul fleet	102	102	4	4	43	43	149	149	149	147

Total Air France fleet	164	166	12	12	85	85	261	263	256	255

REGIONAL FLEET

BRIT AIR

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07
Canadair Jet 100	2	2	11	11	5	4	18	17	18	17
Canadair Jet 700	3	5	9	9			12	14	12	14
F100-100	5	5			8	8	13	13	13	13

Total	10	12	20	20	13	12	43	44	43	44

CITY JET

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07
BAE146-200/300*	5	5	1	1	14	11	20	17	20	17
AVRO RJ 85	13	13			1	3	14	16	3	8

Total	18	18	1	1	15	14	34	33	23	25

* including 2 aircraft sub-leased by KLM U.K. to CityJet

REGIONAL

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07
BEECH 1900-D	3	3	1	1	1	1	5	5
EMB190					2	3	2	3	2	3
EMB145-EP/MP	2	2	17	17	9	9	28	28	28	28
EMB135-ER	2	2	3	3	4	4	9	9	9	9
EMB120-ER	8	8					8	8	8	8
F100-100	4	3			6	6	10	9	9	9
F70-70		3	5	2			5	5	5	5

Total	19	21	26	23	22	23	67	67	61	62

Total Regional fleet	47	51	47	44	50	49	144	144	127	131

OTHER FLEET

TRANSAVIA FRANCE

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07
B737 800						3		3		3

Total						3		3		3

TOTAL Air France Group	211	217	59	56	135	137	405	410	383	389

5/9

FLEET AS OF 30 JUNE 2007

KLM AND TRANSAVIA FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07
B747-400	11	11	11	11			22	22	22	22
B777-200			6	6	8	9	14	15	14	15
MD11	2	2	6	6	2	2	10	10	10	10
A330-200			6	6	2	3	8	9	8	9
B767-300					1		1

Long-haul fleet	13	13	29	29	13	14	55	56	54	56

B747-400			3	3			3	3	3	3

Cargo			3	3			3	3	3	3

B737-900			2	2	3	3	5	5	5	5
B737-800	6	6	20	20	6	7	32	33	32	33
B737-700			5	5	5	5	10	10	10	10
B737-400	6	6			7	7	13	13	13	13
B737-300	6	6	1	1	7	7	14	14	14	14

Medium-haul fleet	18	18	28	28	28	29	74	75	74	75

Total KLM fleet	31	31	60	60	41	43	132	134	131	134

REGIONAL FLEET

KLM Cityhopper

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07
F70	18	18	3	3			21	21	21	21
F50	6	6			2	2	8	8	8	8

Total KLM Cityhopper fleet	24	24	3	3	2	2	29	29	29	29

KLM Cityhopper UK

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07
F100	9	9	11	11			20	20	20	20
F50					6	6	6	6	6	6

Total KLM Cityhopper UK fleet	9	9	11	11	6	6	26	26	26	26

Total Regional fleet	33	33	14	14	8	8	55	55	55	55

TOTAL KLM Group	64	64	74	74	49	51	187	189	186	189

	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07
TOTAL Air France-KLM Group	275	281	133	130	184	188	592	599	569	578

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AIR FRANCE KLM GROUP

INCOME STATEMENT

in millions of euros	1 st quarter (April to June)
	2007-08	2006-07	variation
SALES	5,945	5,802	2.5%
Other revenues	—	—	na

EXTERNAL EXPENSES	(3,371)	(3,242)	4.0%
Aircraft fuel	(1,093)	(1,010)	8.2%
Chartering costs	(160)	(166)	-3.6%
Aircraft operating lease costs	(151)	(156)	-3.2%
Landing fees and en route charges	(443)	(433)	2.3%
Catering	(110)	(103)	6.8%
Handling charges and other operating costs	(323)	(319)	1.3%
Aircraft maintenance costs	(264)	(201)	31.3%
Commercial and distribution costs	(306)	(321)	-4.7%
Other external expenses	(521)	(533)	-2.3%

Salaries & related costs	(1,729)	(1,661)	4.1%
Taxes other than income tax	(57)	(64)	-10.9%
Charge to depreciation/amortization, net	(387)	(424)	-8.7%
Charge to operating provisions, net	(11)	(6)	83.3%
Other income and charges, net	25	6	na

OPERATING INCOME	415	411	1.0%

Gain on disposal of flight equipment, net	—	6	na
Restructuring costs	—	—	na
Other non-current income and expenses, net	122	(29)	na

INCOME FROM OPERATING ACTIVITIES	537	388	38.4%

Gross cost of financial debt	(96)	(97)	-1.0%
Income from cash & cash equivalent	65	51	27.5%

Net cost of financial debt	(31)	(46)	-32.6%

Foreign exchange gains (losses), net	11	(12)	na
Change in fair value of financial assets and liabilities	94	(11)	na
Other financial income and expenses	(8)	(9)	na

PRE-TAX INCOME OF CONSOLIDATED COMPANIES	603	310	94.5%

Income tax	(174)	(87)	na

NET INCOME OF CONSOLIDATED COMPANIES	429	223	na

Share of profits (losses) of associates	(9)	—	na

NET INCOME FROM CONTINUING OPERATIONS	420	223	na

Net income from discontinued operations	—	—

INCOME BEFORE MINORITY INTERESTS	420	223	88.3%

Minority interests	(5)	21	na

NET INCOME - GROUP SHARE	415	244	70.1%

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AIR FRANCE KLM GROUP

CONSOLIDATED BALANCE SHEET

		in millions of euros
ASSETS	June 30th 2007	March 31th 2007
Goodwill	204	204
Intangible assets	427	424
Flight equipment	11,774	11,551
Other property, plant and equipment	2,046	2,007
Investments in equity associates	189	228
Pension assets	2,124	2,097
Other financial assets (1)	1,085	1,095
Deferred tax assets	26	26
Other non current assets	890	604

Total non-current assets	18,765	18,236

Other short term financial assets (2)	525	689
Inventories	441	360
Account receivables	2,782	2,610
Income tax receivables	—	7
Other current assets	1,192	1,271
Cash and cash equivalents	4,102	3,497

Total current assets	9,042	8,434

Total assets	27,807	26,670

(1) of which €844 million of deposits related to financial leases as of June 30, 2007 (€835 million as of March 31, 2007)
(2) of which €464 million of deposits related to financial leases and investments between 3 months and 1 year as of June 30, 2007 (€631 million as of March 31, 2007)

LIABILITIES AND EQUITY	June 30th 2007	March 31th 2007
Issued Capital	2,375	2,375
Additional paid-in capital	539	539
Treasury shares	(21)	(30)
Reserves and retained earnings	5,987	5,415

Equity attributable to equity holders of Air France KLM SA	8,880	8,299

Minority interests	117	113

Total Equity	8,997	8,412

Provisions and retirement benefits	1,159	1,387
Long-term debt	7,303	7,419
Deferred tax	1,097	891
Other non-current liabilities	471	401

Total non-current liabilities	10,030	10,098

Provisions	257	225
Short term portion of long-term debt	1,086	1,098
Trade payables	2,192	2,131
Deferred revenue on ticket sales	2,582	2,217
Current tax liabilities	51	21
Other current liabilities	2,346	2,335
Bank overdrafts	266	133

Total current liabilities	8,780	8,160

Total liabilities	18,810	18,258

Total liabilities and equity	27,807	26,670

8/9

AIR FRANCE KLM GROUP

STATEMENT OF CONSOLIDATED CASH FLOW

		in millions of euros
1 st quarter (April to June)	2007-08	2006-07
Income for the period	420	223
Amortization, depreciation and operating provisions	398	430
Financial provisions	5	7
Gain on disposals of tangible and intangible assets	—	(6)
Gain on disposals of subsidiaries and associates	(40)	(2)
Gain on Amadeus GTD transaction	(82)	—
Derivatives	(94)	11
Unrealized foreign exchange gains and losses, net	(9)	2
Share of profits (losses) of associates	9	—
Deferred taxes	144	108
Other non-monetary items	(16)	37

Subtotal	735	810

(Increase) / decrease in inventories	(3)	(17)
(Increase) / decrease in trade receivables	(182)	(275)
Increase / (decrease) in trade payables	51	243
Change in other receivables and payables	476	595
Payment of the ESA 2003 soulte	(110)	—
Additional contribution to pension fund	(198)	—

Net cash flow from operating activities	769	1,356

Acquisitions of subsidiaries and investments in associates, net of cash acquired	(5)	(24)
Purchase of property plant and equipment and intangible assets	(720)	(655)
Proceeds on disposal of subsidiaries and investments in associates	79	2
Proceeds on Amadeus GTD transaction	82	—
Proceeds on disposal of property plant and equipment and intangible assets	13	11
Dividends received	2	1
Decrease (increase) in investments, net between 3 months and 1 year	73	(289)

Net cash flow from investing activities	(476)	(954)

Issuance of common stock	193	—
Issuance of long-term debt	221	207
Repayments on long term debt	(169)	(175)
Payment of debt resulting from finance lease liabilities	(62)	(151)
Increase in loans	(22)	(35)
Decrease in loans	17	24
Dividends paid	—	(2)

Net cash flow from financing activities	178	(132)

Effect of exchange rate on cash and cash equivalents	1	1

Change in cash and cash equivalents	472	271

Cash and cash equivalents at beginning of period	3,364	2,844
Cash and cash equivalents at end of period	3,836	3,115

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INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European

Commission for use in the European Union

April 1, 2007 – June 30, 2007

CONSOLIDATED INCOME STATEMENTS

In € millions Period from April 1 to June 30,	Notes	2007	2006
Sales	1	5 945	5 802
Other revenues		—	—

Revenues		5 945	5 802

External expenses	2	(3 371)	(3 242)
Salaries and related costs	3	(1 729)	(1 661)
Taxes other than income taxes		(57)	(64)
Amortization and depreciation		(387)	(424)
Provisions		(11)	(6)
Other income and expenses		25	6

Income from current operations		415	411

Sales of aircraft equipment	4	—	6
Negative goodwill		—	—
Other non-current income and expenses	4	122	(29)

Income from operating activities		537	388

Cost of financial debt		(96)	(97)
Income from cash and cash equivalents		65	51

Net cost of financial debt		(31)	(46)
Other financial income and expenses	5	97	(32)

Income before tax		603	310

Income taxes		(174)	(87)

Net income of consolidated companies		429	223

Share of profits (losses) of associates		(9)	—

Net income from continuing operations		420	223

Net income from discontinued operations		—	—

Net income for the period		420	223
- Group		415	244
- Minority interest	4	5	(21)

Earnings per share – Group (in euros)
- basic		1,49	0,91
- diluted		1,34	0,86

Air France-KLM Group

CONSOLIDATED BALANCE SHEETS

Assets In € millions	June 30, 2007	March 31, 2007
Goodwill	204	204
Intangible assets	427	424
Flight equipment	11 774	11 551
Other property, plant and equipment	2 046	2 007
Investments in equity associates	189	228
Pension assets	2 124	2 097
Other financial assets (which includes € 844 million of deposits related to financial leases as of June 30, 2007, € 835 million as of March 31, 2007)	1 085	1 095
Deferred tax assets	26	26
Other non-current assets	890	604

Total non current assets	18 765	18 236

Other short term financial assets (which includes € 464 million of deposits related to financial leases and investments between 3 months and 1 year as of June 30, 2007, € 631 million as of March 31, 2007)	525	689
Inventories	441	360
Trade accounts receivable	2 782	2 610
Income tax receivables	—	7
Other current assets	1 192	1 271
Cash and cash equivalents	4 102	3 497

Total current assets	9 042	8 434

Total assets	27 807	26 670

Air France-KLM Group

CONSOLIDATED BALANCE SHEETS (continued)

Liabilities and equity In € millions	June 30, 2007	March 31, 2007
Issued capital	2 375	2 375
Additional paid-in capital	539	539
Treasury shares	(21)	(30)
Reserves and retained earnings	5 987	5 415

Equity attributable to equity holders of Air France-KLM	8 880	8 299

Minority interest	117	113

Total Equity	8 997	8 412

Provisions and retirement benefits	1 159	1 387
Long-term debt	7 303	7 419
Deferred tax	1 097	891
Other non-current liabilities	471	401

Total non-current liabilities	10 030	10 098

Provisions	257	225
Current portion of long-term debt	1 086	1 098
Trade accounts payable	2 192	2 131
Deferred revenue on ticket sales	2 582	2 217
Current tax liabilities	51	21
Other current liabilities	2 346	2 335
Bank overdrafts	266	133

Total current liabilities	8 780	8 160

Total liabilities	18 810	18 258

Total liabilities and equity	27 807	26 670

Air France-KLM Group

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

In € millions

	Number of shares	Issued capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Equity attributable to holders of Air France-KLM	Minority interests	Total equity
March 31, 2006	269 383 518	2 290	430	(58)	5 072	7 734	119	7 853

Fair value adjustment on available for sale securities	—	—	—	—	(2)	(2)	—	(2)
Gain / (loss) on cash flow hedges	—	—	—	—	129	129	—	129
Currency translation adjustment	—	—	—	—	(8)	(8)	—	(8)
Net income for the year	—	—	—	—	244	244	(21)	223

Total of income and expenses recognized	—	—	—	—	363	363	(21)	342

Stock based compensation (ESA)	—	—	—	—	8	8	—	8
Dividends paid	—	—	—	1	—	1	—	1
Other	—	—	—	—	—	—	7	7

June 30, 2006	269 383 518	2 290	430	(57)	5 443	8 106	105	8 211

March 31, 2007	279 365 707	2 375	539	(30)	5 415	8 299	113	8 412

Fair value adjustment on available for sale securities	—	—	—	—	4	4	—	4
Gain / (loss) on cash flow hedges	—	—	—	—	143	143	2	145
Currency translation adjustment	—	—	—	—	2	2	—	2
Net income for the year	—	—	—	—	415	415	5	420

Total of income and expenses recognized	—	—	—	—	564	564	7	571

Stock based compensation (ESA)	—	—	—	—	8	8	—	8
Treasury shares	—	—	—	9	—	9	—	9
Other	—	—	—	—	—	—	(3)	(3)

June 30, 2007	279 365 707	2 375	539	(21)	5 987	8 880	117	8 997

Air France-KLM Group

CONSOLIDATED STATEMENTS OF CASH FLOWS

In € millions Period from April 1 to June 30,	2007	2006
Net income for the period – Group	415	244
Minority interests	5	(21)
Amortization, depreciation and operating provisions	398	430
Financial provisions	5	7
Gain on disposals of tangible and intangible assets	—	(6)
Loss / (gain) on disposals of subsidiaries and associates	(40)	(2)
Gain on Amadeus GTD transaction	(82)	—
Derivatives – non monetary result	(94)	11
Unrealized foreign exchange gains and losses, net	(9)	2
Share of (profits) losses of associates	9	—
Deferred taxes	144	108
Other non-monetary items	(16)	37

Subtotal	735	810

(Increase) / decrease in inventories	(3)	(17)
(Increase) / decrease in trade receivables	(182)	(275)
Increase / (decrease) in trade payables	51	243
Change in other receivables and payables	476	595
Payment of the ESA 2003 soulte	(110)	—
Additional contribution to pension fund	(198)	—

Net cash flow from operating activities	769	1 356

Acquisitions of subsidiaries and investments in associates, net of cash acquired	(5)	(24)
Purchase of property, plant and equipment and intangible assets	(720)	(655)
Proceeds on disposal of subsidiaries and investments in associates	79	2
Proceeds on Amadeus GTD transaction	82	—
Proceeds on disposal of property, plant and equipment and intangible assets	13	11
Dividends received	2	1
Decrease (increase) in investments, net between 3 months and 1 year	73	(289)

Net cash used in investing activities	(476)	(954)

Issuance of common stock	193	—
Issuance of long-term debt	221	207
Repayments on long-term debt	(169)	(175)
Payment of debt resulting from finance lease liabilities	(62)	(151)
New loans	(22)	(35)
Repayments on loans	17	24
Dividends paid	—	(2)
Decrease in equity	—	—

Net cash flow from financing activities	178	(132)

Effect of exchange rate on cash and cash equivalents	1	1

Change in cash and cash equivalents and bank overdrafts	472	271

Cash and cash equivalents and bank overdrafts at beginning of period	3 364	2 844
Cash and cash equivalents and bank overdrafts at end of period	3 836	3 115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

The Air France-KLM Group’s primary reporting format is business segmentation.

Business segments’ results are those that are either directly attributable or that can be allocated on a reasonable basis to these business segments. Amounts allocated to business segments mainly correspond to the current operating income and the share of results in associates. Other elements of the income statement are presented in the “not allocated” column.

Inter-segment transactions are evaluated based on normal market conditions.

The Air France-KLM Group’s secondary reporting format is geographical segmentation, based on origin of sales.

Only segment revenue is allocated by geographical sales area.

Business segments

Passenger: Passenger operating revenues primarily come from passenger transportation services on scheduled flights with the Group’s airline code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, code-sharing revenues, revenues from excess baggage and airport services supplied by the Group to third party airlines and services linked to IT systems.

Cargo: Cargo operating revenues come from freight transport on flights under the companies’ codes, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

Maintenance: Maintenance operating revenues are generated through maintenance services provided to other airlines and customers globally.

Other: The revenues from this segment come primarily from catering supplied by the Group to third-party airlines and from charter flights operated primarily by Transavia.

Geographical segments

Group activities are broken down into five geographical regions :

-	Europe and North Africa

-	Caribbean, French Guiana and Indian Ocean

-	Africa, Middle East

-	Americas, Polynesia

-	Asia and New Caledonia

1.1. Information by business segment

•	Three month period ended June 30, 2007

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	4 965	693	716	404	—	6 778
Intersegment sales	(203)	(4)	(473)	(153)	—	(833)

External sales	4 762	689	243	251	—	5 945

Income from current operations	396	(17)	13	23	—	415
Income from operating activities	396	(17)	13	23	122	537
Share of profits (losses) of associates	—	—	—	(9)	—	(9)
Net cost of financial debt and other financial income and expenses	—	—	—	—	66	66
Income taxes	—	—	—	—	(174)	(174)

Net income from continuing operations	396	(17)	13	14	14	420

•	Three month period ended June 30, 2006

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	4 800	735	690	373	—	6 598
Intersegment sales	(187)	(6)	(459)	(144)	—	(796)

External sales	4 613	729	231	229	—	5 802

Income from current operations	363	28	3	17	—	411
Income from operating activities	363	28	3	17	(23)	388
Share of profits (losses) of associates	—	—	—	—	—	—
Net cost of financial debt and other financial income and expenses	—	—	—	—	(78)	(78)
Income taxes	—	—	—	—	(87)	(87)

Net income from continuing operations	363	28	3	17	(188)	223

1.2. Information by geographical area

Sales by geographical area

•	Three month period ended June 30, 2007

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	3 063	83	270	752	352	4 520
Other passenger sales	184	11	8	14	25	242

Total passenger	3 247	94	278	766	377	4 762

Scheduled cargo	290	9	47	84	212	642
Other cargo sales	30	1	2	7	7	47

Total cargo	320	10	49	91	219	689

Maintenance	241	—	—	—	2	243
Others	243	5	3	—	—	251

Total	4 051	109	330	857	598	5 945

•	Three month period ended June 30, 2006

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	2 848	86	275	787	349	4 345
Other passenger sales	190	14	12	22	30	268

Total passenger	3 038	100	287	809	379	4 613

Scheduled cargo	290	9	47	86	242	674
Other cargo sales	38	1	2	5	9	55

Total cargo	328	10	49	91	251	729

Maintenance	228	—	—	—	3	231
Others	223	2	2	1	1	229

Total	3 817	112	338	901	634	5 802

Traffic sales by geographical area of destination

•	Three month period ended June 30, 2007

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	1 912	258	568	1 079	703	4 520
Scheduled cargo	17	46	92	197	290	642

Total	1 929	304	660	1 276	993	5 162

•	Three month period ended June 30, 2006

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	1 868	248	553	1 028	648	4 345
Scheduled cargo	17	48	89	207	313	674

Total	1 885	296	642	1 235	961	5 019

2. EXTERNAL EXPENSES

In € millions Three month period ended June 30,	2007	2006
Aircraft fuel	1 093	1 010
Chartering costs	160	166
Aircraft operating lease costs	151	156
Landing fees and en route charges	443	433
Catering	110	103
Handling charges and other operating costs	322	319
Aircraft maintenance costs	264	201
Commercial and distribution costs	306	321
Other external expenses	522	533

Total	3 371	3 242

“Other external expenses” correspond mainly to rent and insurance costs.

3. SALARIES AND NUMBER OF EMPLOYEES

Salaries and related costs

In € millions Three months period ended June 30,	2007	2006
Wages and salaries	1 263	1 209
Net periodic pension cost	14	37
Social contributions	408	378
Expenses related to share-based compensation	8	8
Other expenses	36	29

Total	1 729	1 661

Average number of employees

Three month period ended June 30,	2007	2006
Flight deck crew	8 164	7 945
Cabin crew	21 452	20 603
Ground staff	74 362	74 552

Total	103 978	103 100

4. SALES OF AIRCRAFT EQUIPMENT AND OTHER NON-CURRENT INCOME AND EXPENSES

Three month period ended June 30, In € million	2007	2006
Sales of aircraft equipment	—	6

Impairment	—	(20)
Disposal of subsidiaries and affiliates	40	—
Gain on Amadeus GTD transaction	82	—
Other	—	(9)

Other non-current income and expenses	122	(29)

•	Three month period ended June 30, 2007

During the three month period ended June 30, 2007, the Group sold its shares in Alpha recording a gain on disposal of € 40 million. The company Alpha, previously held at 26%, was accounted according to the equity method in the Group’s accounts.

The gain on Amadeus GTD transaction that amounts to € 82 million, corresponds to the reimbursement of the shareholders’ loan for an amount of € 76 million and to a dividend payment for € 6 million. The loan had been neutralized in the operation of reinvestment of Air France-KLM within the LBO operation initiated in July 2005.

•	Three month period ended June 30, 2006

The result on disposal of aircraft equipment that amounts to € 6 million, corresponds to the sale of an aircraft owned by AFPL, entity held by the Group at 45% and fully consolidated.

Moreover, AFPL has recorded an impairment during the period from April 1st to June 30, 2006. This impairment corresponds to accounting of an aircraft at fair value. The disposal of this aircraft will happen during the 4th quarter of the year 2006-07.

Lastly, minority interests on the income for the period as of June 30, 2006 that amounts to € (21) million integrates the share of the AFPL loss.

5. OTHER FINANCIAL INCOME AND EXPENSES

Other financial income and expenses comprises, for the three month period ended June 30, 2007, the change in fair value of financial assets and liabilities for € 94 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: August 9, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations